FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

NOTICE OF ANNUAL GENERAL MEETING

AstraZeneca PLC (the Company) announced today the publication of its Notice of Annual General Meeting 2016 and Shareholders' Circular, together with a covering letter from the Chairman.

Copies of the documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm. The documents are also available on the Company's website at www.astrazeneca.com/agm.

The Company's Annual Report and Form 20-F Information 2015 and AstraZeneca 2015 In Brief were published on 8 March 2016.

The above documents are being despatched to shareholders today.

The meeting place for the Annual General Meeting (AGM) will be the Lancaster London Hotel, Lancaster Terrace, London, W2 2TY and the AGM will commence at 2.30 pm (BST) on 29 April 2016.

Since the effective date of the Company's Annual Report and Form 20-F Information 2015, it has been announced that Leif Johansson, Non-Executive Chairman of AstraZeneca PLC, has declined re-election to the board of Svenska Cellulosa Aktiebolaget SCA (publ) at SCA's annual general meeting, which will be held on 14 April 2016.

A C N Kemp
Company Secretary
18 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      AstraZeneca PLC

Date: 18 March 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary